BANZAI INTERNATIONAL, INC.

435 Ericksen Ave., Suite 250

Bainbridge Island, Washington 98110

206-414-1777

February 14, 2024

VIA EDGAR SUBMISSION

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Alexandra Barone Kathleen Krebs

Re:	Banzai International, Inc.
Registration Statement on Form S-1
File No. 333-276307

Acceleration Request
Requested Date: February 14, 2024
Requested Time: 5:00 P.M., Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Banzai International, Inc. (the “Company”), hereby requests that the effective date of the Company’s Registration Statement on Form S-1, as amended, Registration Number 333-276307 (the “Registration Statement”), be accelerated so that the Registration Statement will become effective at 5:00 P.M., Eastern Time, on February 14, 2024, or as soon thereafter as practicable or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission.

We would appreciate it if, as soon as the Registration Statement is declared effective, you would so inform Michael P. Heinz of Sidley Austin LLP at (212) 839-5444.

Very truly yours,

/s/ Joseph Davy
Joseph Davy
Chief Executive Officer

cc:	Michael P. Heinz, Sidley Austin LLP

Jocelyne E. Kelly, Sidley Austin LLP